February 27, 2018

George Yeh
President
Taiwan Liposome Company, Ltd.
11F-1, No. 3 Yuanqu Street
Nangang District
Taipei City, Taiwan 11503
Republic of China

       Re: Taiwan Liposome Company, Ltd.
           Registration Statement on Form F-1
           Filed February 16, 2018
           File No. 333-223090

Dear Mr. Yeh:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-1 Filed February 16, 2018

Principal Shareholders, page 133

1. Please update your beneficial ownership as of the most recent practicable date. See Item 7 of Form 20-F.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 George Yeh
Taiwan Liposome Company, Ltd.
February 27, 2018
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Franklin Wyman at 202-551-3660 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.

FirstName LastNameGeorge Yeh                                 Division of
Corporation Finance
Comapany NameTaiwan Liposome Company, Ltd.                   Office of
Healthcare & Insurance
June 16, 2017 Page 2
cc: Charlie Kim
FirstName LastName